UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*


SALEEN AUTOMOTIVE, INC.
(Name of Issuer)
Common Stock, par value $0.0003
(Title of Class of Securities)
794016105
(CUSIP Number)
February 3, 2016
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
x Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 794016105










1.

Names of reporting persons

Ivan Radas
2.

Check the appropriate box if a member of a group (see instructions)
(a)(b)x

3.

SEC use only

4.

Citizenship or place of organization

California
Number of shares beneficially owned by each reporting person with

5.

Sole voting power:34,670,000


6.

Shared voting power




7.
Sole dispositive power: 34,670,000

8.
Shared dispositive power

9.
Aggregate amount beneficially owned by each reporting person: 34,670,000 (See Item 4(a))
10.

Check if the aggregate amount in Row (9) excludes certain shares
(see instructions)

11.

Percent of class represented by amount in Row (9)

7.076% (See Item 4(b))
12.

Type of reporting person (see instructions)

IN


2







Item 1.


(a)
Name of Issuer
Saleen Automotive, Inc.


(b)
Address of Issuer's Principal Executive Offices
Saleen Automotive, Inc.
2735 Wardlow Road
Corona, California 92882
Item 2.


(a)
Name of Person Filing
This statement is filed by:
Ivan Radas;


(b)
Address of the Principal Office or, if none, residence
139 Meadowlands Drive
Chardon, OH 44024


(c)
Citizenship
Ivan Radas is a citizen of the United States of America.


(d)
Title of Class of Securities
Common Stock, par value $0.0003


(e)
CUSIP Number 794016105
Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.
Ownership.




Ivan Radas



(a) Amount beneficially owned: 34,670,000
(b) Percent of class: 7.076%*
(c)(i) Sole power to vote or to direct the vote: 34,670,000
(c)(ii) Shared power to vote or to direct the vote: 34,670,000
(c)(iii) Sole power to dispose or to direct the disposition of: 34,670,000
(c)(iv) Shared power to dispose or to direct the disposition of: 34,670,000























*
The percentage amount is based on 489,962,102 shares of Common Stock outstanding as of February 3, 2016 as indicated by the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the quarter ended
 September 30, 2015.

Item 5.
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Not Applicable

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security
 Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.
Identification and Classification of Members of the Group.
Not Applicable

Item 9.
Notice of Dissolution of Group.
Not Applicable

Item 10.
Certification.
Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








Date: February 3, 2016



/s/ Ivan Radas




Ivan Radas (Individually)